ORTHOGONAL THINKER, INC.

Financial Statements for The Years Ended December 31, 2018 & 2017

April 29, 2019



Jason M. Tyra
CPA PLLC

Independent Auditor's Report

To Management
Orthogonal Thinker, Inc.
Dover, DE

We have audited the accompanying balance sheet of Orthogonal Thinker, Inc. as of December 31, 2018 and 2017, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and mainte-nance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orthogonal Thinker, Inc. as of December 31, 2018, and 2017 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 29, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ORTHOGONAL THINKER, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2018 & 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 46,961	$ 31,235
Prepaid Expenses	305,578	58,601
TOTAL CURRENT ASSETS	352,539	89,836
NON-CURRENT ASSETS		
Fixed Assets	5,943	5,943
Accumulated Depreciation	(1,627)	(849)
Intellectual Property	25,000	25,000
Investments	280,277	125,277
Deposits	10,000	
TOTAL NON-CURRENT ASSETS	319,593	155,371
TOTAL ASSETS	$ 672,133	$ 245,207
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable		12,885
Notes Payable- Current Portion	51,073	
TOTAL CURRENT LIABILITIES	51,073	12,885
NON-CURRENT LIABILITIES		
Convertible Notes Payable	975,168	326,994
TOTAL LIABILITIES	1,026,241	339,879
SHAREHOLDERS' EQUITY		
Common Stock (4,450,000 shares authorized, shares issued, and outstanding. $.0001 par value)	445	445
Retained Earnings (Deficit)	(354,552)	(95,117)
TOTAL SHAREHOLDERS' EQUITY	(354,107)	(94,672)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 672,133	$ 245,207

See accompanying notes.


ORTHOGONAL THINKER, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

_____


		2018		2017
Operating Income				
Sales, Net	$	147,556	$	137,597
Cost of Goods Sold		(136,886)		(107,618)
Gross Profit		10,670		29,979
Operating Expense				
General & Administrative		56,742		46,355
Rent		90,444		34,325
Legal Expenses		-		17,218
Auto Lease & Expense		28,474		9,882
Professional Fees		26,786		7,395
Advertising & Promotion		59,537		4,125
Depreciation		849		849
Product Research		-		722
		262,832		120,871
Net Income from Operations		(252,161)		(90,892)
Other Income (Expense)				
Other Income		15,284		
Refundable Income		-		1,838
Settlement Expense		(1,667)		(3,333)
Interest Expense		(4,095)		(1,393)
Fundraising Costs		(16,869)		(1,337)
Net Income	$	(259,507)	$	(95,117)


ORTHOGONAL THINKER, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017


	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (259,507)	$ (95,117)
Depreciation	849	849
Change in Prepaid Expenses	(246,977)	(58,601)
Change in Accounts Payable	(12,885)	12,885
Net Cash Flows From Operating Activities	(518,520)	(139,984)
Cash Flows From Investing Activities		
Purchase of Fixed Assets		(5,943)
Change in Intellectual Property		(25,000)
Change in Investments	(155,000)	(125,277)
Change in Deposits	(10,000)	
Net Cash Flows From Investing Activities	(165,000)	(156,220)
Cash Flows From Financing Activities		
Change in Convertible Notes Payable	699,247	326,994
Proceeds from the Issuance of Common Stock	-	445
Net Cash Flows From Financing Activities	699,247	327,439
Cash at Beginning of Period	31,235	
Net Increase (Decrease) In Cash	15,727	31,235
Cash at End of Period	$ 46,961	$ 31,235


See accompanying notes.


ORTHOGONAL THINKER, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

_____

	2018	2017
Starting Equity (Deficit)	$ (94,672)	$
Issuance of Common Stock		445
Non-Cash Adjustment to Retained Earnings	72	
Net Income (Loss)	(259,507)	(95,117)
Ending Equity (Deficit)	$ (354,107)	$ (94,672)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Orthogonal Thinker, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware and Hawaii. The Company is an investment holding company that seeks to earn a long-term return for its shareholders on its portfolio of innovative development and early growth stage companies.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation

The financial statements include the results of Orthogonal Thinker, Inc., and Boardbrokers Hawaii, Inc., its wholly owned subsidiary. In preparing the statements, any intra-company transactions have been eliminated.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with investment in early stage startups, including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates included in the preparation of these financial statements include, but are not limited to, the fair values of the Company's investments and intellectual property, and the useful life of the Company's fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts Receivable are accounted for at cost. Management has not yet experienced any situations resulting in uncollectible amounts and does not believe that estimating allowance of doubtful accounts is materially applicable to their current situation.

_____

Fixed Assets

The Company capitalizes fixed assets with a useful life of greater than one year, and a purchase price of more than $1,000. The Company calculates depreciation using the straight-line method over management's estimate of each asset's useful life.

Leases

The Company occupies office space under a non-cancellable operating lease arrangement. Future minimum payments due under the lease are $15,000 per month through May 31, 2019.

Intellectual Property

The Company's intellectual property consists of a trademark to which the Company obtained usage rights in a legal settlement. Under the settlement, the Company was required to make four monthly payments to the original trademark holder totaling $25,000 through the end of 2017. The trademark has an indefinite useful life and is not subject to amortization.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the States of Delaware and Hawaii. The Company incurred net operating losses during tax years 2017 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's federal tax filing for 2016, 2017, and 2018 will be subject to review by the Internal Revenue Service until 2020, 2021, and 2022, respectively. The Company's 2016, 2017, and 2018 Delaware Annual Reports will be subject to review by that State until 2020, 2021, and 2022, respectively.

The Company registered as a foreign entity in Hawaii on January 24, 2017. The Company is subject to franchise tax in the State of Delaware and income tax in the State of Hawaii.

Advertising & Marketing

Advertising costs are expensed as incurred.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In **November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17,** Balance Sheet Classification of Deferred Taxes, **or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.**

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash, **or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.**

In May 2014, the FASB issued ASU, 2014-09—Revenuefrom Contracts with Customers (Topic 606), **or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.**

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), **or ASU 2016-02, which supersedes the guidance in ASC 840,** Leases. **The new standard requires lessees to apply a dual approach, classifying**

leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In **March 2016, the FASB issued ASU** 2016-09, Improvements to Employee Share-based Payment Accounting, **or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.**

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, **or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.**

NOTE C- NOTES PAYABLE

During 2017 and 2018, the Company issued convertible notes in exchange for cash for the purpose of funding continuing operations ("the Notes"). The Notes mature on various dates, beginning in 2020 and accrue interest at the rate of 1% per annum. At maturity, the Notes may, with the agreement both of the Company's management and the holders of the Notes, may be converted into newly issued shares of stock at a rate and other specified terms yet to be determined. The newly issued stock will carry no voting rights.

NOTE D- INVESTMENTS

The Company reports unconsolidated investments using the cost-method under FASB ASC 325-20-50. The fair value of cost method investments is not estimated because it is not practicable to do so, and

because the Company is exempt from the requirement of estimating the fair values of its unconsolidated investments under FASB ASC 825-10. The values of cost-method of investments are periodically tested for impairment. As of December 31, 2018, the Company had recognized no impairment losses related to its unconsolidated investments.

NOTE E- EQUITY BASED COMPENSATION

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company has authorized up to 550,000 options that are convertible into one share of common stock each. As of December 31, 2018, no options have been issued.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 29, 2019, the date that the financial statements were available to be issued.